UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of January 2007

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRESS RELEASE

     VEOLIA WATER WINS CONTRACT TO
BUILD, FINANCE AND OPERATE A REVERSE OSMOSIS
SEAWATER DESALINATION PLANT IN OMAN

Paris, January 17, 2007. Following an international call for tenders, Veolia Water, with the support of its Omani partner Suhail Bahwan Group, has won a BOO (Build, Own, Operate) contract for a major reverse osmosis desalination plant near Sur. The new contract strengthens Veolia Water’s presence in Oman.

The 22-year operating contract, awarded by the Sultanate of Oman’s Ministry of National Economy, should represent an estimated global consolidated revenue of €434 million for Veolia Water, including the construction of the new plant.

The plant will have a capacity of 80,200 cubic meters/day and will supply drinking water to the 350,000 people resident in the Sharqiyah region. It will be built by Veolia Water Solutions & Technologies (VWS), in a consortium with Bahwan Engineering Company, for a total of €111 million, of which 52% for VWS. VWS is in charge of process design and equipment purchasing, with Bahwan Engineering Company responsible for construction and equipment installation.

Most of the seawater will be drawn from some 20 wells sunk along the coast, with additional water taken directly from the sea. This complementary supply method will offer greater flexibility in terms of the flow of water produced and will increase plant safety, especially in summer when algae proliferate.

In the new plant, seawater will be subjected to very sophisticated pretreatment by air flotation and pressure filtration to remove algae and residue, irrespective of the water quality. It will then be desalinated by forcing it under very high pressure through two stages of reverse osmosis (eight reverse osmosis trains in the first stage and four in the second). The water will then be remineralized in a post-treatment phase. To optimize the plant’s energy and environmental performance, energy recovery has been designed into the project. This will provide a significant proportion of the energy required to operate the plant.

Veolia Water, in association with a Suhail Bahwan subsidiary, will initially operate the existing plant (12,000 cubic meters/day), before moving to the new plant when it comes on line at the beginning of 2009 following completion of the work.

“This significant contract for a reverse osmosis seawater desalination plant contract, which comes just a few months after contracts won in the Emirate of Ajman, and Muscat in the Sultanate of Oman, strengthens our position in the Middle East. It also confirms our role as a major player in the design and construction of seawater desalination plants using reverse osmosis or thermal processes, with currently about 12% of the world’s installed capacity”, said Antoine Frérot, Chief Executive Officer of Veolia Water.

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Veolia Water, the water division of Veolia Environnement, is the world leader in water and wastewater services. Specialized in outsourcing services for municipal authorities, as well as industrial and service companies, it is also one of the world's major designers of technological solutions and constructor of facilities needed in water and wastewater services. Veolia Water serves 108 million people worldwide. With 70,700 employees, its 2005 revenues amounted to €9,1 billion. www.veoliawater.com

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is world leader in environmental services. With more than 300,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and freight and passenger transportation. Veolia Environnement recorded revenue of €25.2 billion in 2005. www.veolia.com

Important Disclaimer
Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement’s contracts, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon - Tel. +33 1 71 75 01 67

US investor contact: Brian Sullivan - Tel +(1) 630 371 2749

Press release also available on our web site: http://www.veolia-finance.com

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 18, 2006

VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog Title: General Counsel